Exhibit 99.1

FINANCIAL STATEMENTS

LMWS, LLC

(A DELAWARE LIMITED LIABILITY COMPANY)

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

Contents

PAGE

Independent Auditor’s Report

Financial Statements:
Balance Sheets	1
Statements of Income	2
Statements of Members Equity	3
Statements of Cash Flows	4

Notes to Financial Statements	5-10

Independent Auditor’s Report

To the Members

LMWS, LLC

Opinion

We have audited the accompanying financial statements of LMWS, LLC (the “Company”) (a Delaware Limited Liability Company), which comprise the balance sheets as of December 31, 2025 and 2024, and the related statements of income, members’ equity, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LMWS, LLC as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of LMWS, LLC and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about LMWS, LLC’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audits of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

MIAMI 4770 Biscayne Blvd., Suite 400 Miami, FL 33137 T. (305) 868-3600 F. (305) 864-6740	BOCA RATON 1951 NW 19 Street, Suite 200 Boca Raton, FL 33431 T. (561) 392-9059 F. (561) 372-7957	DENVER 720 S. Colorado Blvd., Suite 530-S Denver, CO 80246 T. (303) 600-0305 F. (303) 200-7295	Visit website GPKLEG.COM

LMWS, LLC

Cont'd.

In performing an audit in accordance with generally accepted auditing standards, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audits.
●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
●	Obtain an understanding of internal control relevant to the audits in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of LMWS, LLC’s internal control. Accordingly, no such opinion is expressed.
●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about LMWS, LLC’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audits, significant audit findings, and certain internal control related matters that we identified during the audits.

Gerson, Preston, Klein, Lips, Eisenberg & Gelber, PLLC

Miami, Florida

January 30, 2026

LMWS, LLC

Balance Sheets

At December 31, 2025 and 2024

(In thousands)

	2025	2024
ASSETS
Real estate inventory	$112,895	$165,803
Cash and cash equivalents	10,908	27,269
Restricted cash	213	437
Accounts receivable, prepaid expenses and other assets	1,089	2,092
Property and other equipment, net	5,540	5,296
Total assets	$130,645	$200,897
LIABILITIES AND MEMBERS' EQUITY
Liabilities
Mortgage notes payable, net of unamortized financing costs	$—	$41,054
Accounts payable and accrued expenses	15,393	18,315
Due to member	1,158	—
Customer deposits	14,119	41,517
Total liabilities	30,670	100,886

Members' equity	99,975	100,011
Total liabilities and members' equity	$130,645	$200,897

See accompanying notes. 1

LMWS, LLC

Statements of Income

For the Years Ended December 31, 2025, 2024 and 2023

(In thousands)

	2025	2024	2023

Revenues
Sales of homes	$313,044	$347,583	$323,881

Costs
Cost of homes sold	229,147	269,282	259,199
Operating income	83,897	78,301	64,682

Expenses
Selling, general and administrative	18,359	19,384	17,079
Depreciation and amortization	675	529	613
Total expenses	19,034	19,913	17,692
Operating income before other income	64,863	58,388	46,990
Other income	540	153	264
Net income	$65,403	$58,541	$47,254

See accompanying notes. 2

LMWS, LLC

Statements of Members' Equity

For the Years Ended December 31, 2025, 2024 and 2023

(In thousands)

	Capital		Total
	Contributions	Accumulated	Members'
	(Distributions)	Equity (Deficit)	Equity

Balance, January 1, 2023	$54,927	$2,807	$57,734
Members' distributions	(16,374)	—	(16,374)
Net income	—	47,254	47,254
Balance, December 31, 2023	38,553	50,061	88,614
Members' distributions	(19,569)	(27,575)	(47,144)
Net income	—	58,541	58,541
Balance, December 31, 2024	18,984	81,027	100,011
Members' distributions	(5,439)	(60,000)	(65,439)
Net income	—	65,403	65,403
Balance, December 31, 2025	$13,545	$86,430	$99,975

See accompanying notes. 3

LMWS, LLC

Statements of Cash Flows

For the Years Ended December 31, 2025, 2024 and 2023

(In thousands)

	2025	2024	2023

Operating activities
Net income	$65,403	$58,541	$47,254
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	675	529	613
Donation of property and equipment	—	—	456
Changes in operating assets and liabilities:
Real estate inventory	52,908	(3,245)	(17,341)
Accounts receivable, prepaid expenses and other assets	1,003	791	385
Accounts payable and accrued expenses	(2,922)	138	2,098
Due to member	1,158	—	—
Customer deposits	(27,398)	(13,178)	(6,855)
Net cash provided by operating activities	90,827	43,576	26,610
Investing activities
Proceeds from sale of property and equipment	—	—	35
Additions to property and equipment	(717)	(650)	—
Net cash (used in) provided by investing activities	(717)	(650)	35
Financing activities
Proceeds from revolving credit facility	44,041	179,106	178,153
Payments on revolving credit facility	(85,297)	(175,304)	(170,709)
Members' distributions	(65,439)	(47,144)	(16,374)
Payment of financing costs	—	(113)	(113)
Net cash (used in) financing activities	(106,695)	(43,455)	(9,043)
Net (decrease) increase in cash	(16,585)	(529)	17,602
Cash, cash equivalents and restricted cash, beginning of year	27,706	28,235	10,633
Cash, cash equivalents and restricted cash, end of year	$11,121	$27,706	$28,235
Supplemental disclosures of cash flow information:
The following table provides a reconciliation of cash, cash equivalents and restricted cash reporting within the balance sheet that sum to the total of the amounts shown in the statement of cash flows:
Cash and cash equivalents	$10,908	$27,269	$26,230
Restricted cash	213	437	2,005
Total cash, cash equivalents and restricted cash above	$11,121	$27,706	$28,235
Cash paid for interest	$793	$1,747	$2,023
Interest incurred	$598	$1,812	$2,067
Interest capitalized to real estate inventory	(598)	(1,812)	(2,067)
Interest incurred, net of amounts capitalized	$—	$—	$—

See accompanying notes. 4

LMWS, LLC

Notes to Financial Statements

1.Formation and Description of Business

LMWS, LLC (the “Company”), a Delaware Limited Liability Company, was formed effective June 20, 2019. The Company has two members, each with a 50% voting interest. The Company is primarily in the business of acquiring, developing, constructing and selling of homes in the Latitude Margaritaville Watersound community located in Bay County, Florida. The community consists of approximately 3,700 planned residential units, of which 2,190 home sale transactions have been completed as of December 31, 2025.

2.Summary of Significant Accounting Policies

This summary of significant accounting policies for the Company is presented to assist in understanding the Company’s financial statements. The financial statements and notes are representations of the Company’s management who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Use of Estimates. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts to revenues and expenses during the reporting period. Actual results could differ from those estimates. Changes in the facts or circumstances underlying these estimates could result in material changes and actual results could materially differ from these estimates.

Revenue Recognition.  Revenues and cost of revenues from sales of single-family homes are recorded at the time each home sale is closed and title and possession has been transferred to the buyer in accordance with Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers (Topic 606). The Company’s performance obligation, to deliver the agreed-upon home, is generally satisfied at the home closing date. Land, land development, and related costs, both incurred and estimated to be incurred in the future for home sales, are recorded to cost of revenues based upon the total number of homes to be constructed in each community under a square footage method. Any changes resulting from a change in the estimated number of homes to be constructed or in the estimated costs subsequent to the commencement of delivery of homes are allocated to the remaining undelivered homes in the community. Home construction and related costs are charged to cost of revenues under the specific identification method. The estimated common area development and related costs of master planned communities are allocated to individual communities within a master planned community under a square footage method.

Real Estate Inventory. All direct and indirect costs relating to the Company’s real estate inventory are capitalized in accordance with the applicable guidance and include costs related to planning and development of land or construction. Planning costs include legal and professional fees, market feasibility studies, engineering and architectural design, impact, and permitting fees. Construction costs include all subcontractor, direct material and labor costs, and indirect costs related to overhead and supervision fees. Interest and real estate taxes are capitalized to real estate inventory during the active development period. Indirect costs that do not clearly relate to development or construction, including selling, general, and administrative expenses, are charged to expense as incurred.

Cash and Cash Equivalents. The Company considers certificates of deposit with initial maturities of three months or less to be cash equivalents for purposes of balance sheet classification and the statement of cash flows.

Restricted Cash. Restricted cash consists primarily of deposits received from customers in conjunction with the anticipated closing of single-family homes and is held in escrow accounts.

Property and Other Equipment. Property and other equipment are stated at cost.  Depreciation is provided by using the straight-line method over the estimated useful lives, which range from three to seven years. The costs of maintenance and repairs are expensed as incurred.

LMWS, LLC

Notes to Financial Statements

2.Summary of Significant Accounting Policies (Cont’d.)

Customer Deposits. Customer deposits represent cash deposits received related to sales contracts with homebuyers and are recorded as liabilities until the homes are closed.

Financing Costs.  Financing costs are incurred in connection with obtaining financing from third-party lenders and are presented in the balance sheet as a direct deduction from the carrying value of the associated debt liability. Financing costs are amortized over the estimated useful life of the related debt using a method that approximates the level-yield method. Amortization of deferred financing costs during the construction period is capitalized as property costs to real estate inventory.

Advertising. Advertising costs are expensed as incurred and amounted to $2,638, $1,303 and $1,106 (in thousands) during the years ending December 31, 2025, 2024 and 2023, respectively.

Income Taxes. No provision has been made for income taxes in the accompanying financial statements since the Company is not directly subject to income taxes and the results of operations are included in the tax returns of the members. Accounting principles generally accepted in the United States require management to evaluate tax positions taken by the Company and recognize a tax liability (or asset) if the Company has taken an uncertain tax position that more likely than not would not be sustained upon examination by the Internal Revenue Service. Management has analyzed the tax positions taken by the Company and has concluded that as of December 31, 2025, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Business Risk. A deterioration in national, regional, and local economic conditions could adversely impact the Company’s operations and may have a material impact on the Company’s business. The Company’s revenues, financial condition, and results of operations could decline due to this deterioration of national, regional and local economies.

Impairment of Long-lived Assets. In accordance with the applicable guidance, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require an asset to be tested for possible impairment, the Company first compares the undiscounted cash flows expected to be generated by that asset to its carrying value. If the carrying value of the asset is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values, and third party independent appraisals, as considered necessary. At December 31, 2025 and 2024, no impairment losses were recorded.

Concentration of Risks and Uncertainties. All of the Company’s real estate assets are located in Bay County, Florida. Uncertain economic conditions could have an adverse impact on the Company’s operations and asset values. The Company is subject to risks from macroeconomic factors such as uncertainty over tariffs, inflation, elevated interest rates and higher insurance costs for consumers and overall consumer confidence, among other things, which have continued to produce economic headwinds and impacted buyer sentiment in many parts of the country.

Subsequent Events. The Company has evaluated subsequent events through January 30, 2026, the date these financial statements were available to be issued.

3.Concentration of Credit Risk

The Company maintains its cash balances at various financial institutions. The balances are insured by the Federal Deposit Insurance Corporation. As of December 31, 2025 and 2024, the Company had a balance in excess of the insured limit.

LMWS, LLC

Notes to Financial Statements

4.Fair Value Measurements
(a)Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of the Company’s financial instruments at December 31, 2025 and 2024:

•	The carrying value of cash and cash equivalents, restricted cash, accounts receivable, prepaid expenses and other assets, accounts payable and accrued expenses and customer deposits approximate fair value due to the short maturity of these instruments.
•	The carrying value of mortgage notes payable approximates the fair value as such debt resets to the market interest rate periodically.

The fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

(b)Fair Value Hierarchy

The Company applies the provisions of the applicable guidance, for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the statements of financial position on a recurring basis. The applicable guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The applicable guidance also establishes a framework for measuring fair value and expands disclosures about fair value measurements.

The applicable guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (level 3 measurements).

The three levels of the fair value hierarchy under the applicable guidance are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access at the measurement date.

Level 2Inputs to the valuation methodology include:

a)	Quoted prices for similar assets or liabilities in active markets;
b)	Quoted prices for identical or similar assets or liabilities in inactive markets;
c)	Inputs other than quoted prices that are observable for the asset or liability;
d)	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest level of input that is significant to the fair value measurement in its entirety.

The Company does not have any financial assets and financial liabilities that are measured at fair value on a recurring basis as of December 31, 2025 and 2024. The financial statements as of December 31, 2025 and 2024 do not include any significant nonrecurring fair value measurements relating to assets or liabilities for which the Company had adopted the provisions of the applicable guidance.

LMWS, LLC

Notes to Financial Statements

4.Fair Value Measurements (Cont’d.)

The Company values its real estate inventory at fair value on a nonrecurring basis if it is determined that an impairment has occurred. Such fair value measurements use significant other observable inputs and significant unobservable inputs and are classified as Level 2 or Level 3 as determined appropriate. No impairments have been recorded on this property.

5.Real Estate Inventory

Real estate inventory is comprised of the following at December 31, 2025 and 2024, respectively:

(in thousands)	2025	2024
Land and development	$13,900	$19,304
Construction in progress	98,995	146,499
Real estate inventory	$112,895	$165,803

6.Accounts Receivable, Prepaid Expenses and Other Assets

Accounts receivable, prepaid expenses and other assets is comprised of the following at December 31, 2025 and 2024, respectively:

(in thousands)	2025	2024
Accounts receivable	$26	$485
Prepaid commissions	475	1,015
Other assets	588	592
Total accounts receivable, prepaid expenses and other assets	$1,089	$2,092

7.Mortgage Notes Payable (in thousands)

On June 25, 2020, the Company entered into a secured revolving promissory note with one of its members in the amount of $10 million. The loan had a maturity date of June 25, 2025 and bore interest at a rate of 5%. At December 31, 2025 the note was fully paid off and satisfied. The note was secured by a mortgage and security interest in and on the real property and improvements located on the real property.

On December 16, 2022, the Company entered into a Master Note (Line of Credit) which includes two separate notes totaling $45 million. Both notes had a maturity date of December 16, 2025 and bore interest at a variable rate. The loan has been renewed with a maturity date of January 30, 2029. The loan is secured by the real and personal property and certain other security interests. In connection with the loan, the Company’s members entered into an unconditional guaranty of completion of certain homes and related improvements in favor of the lender.

Through the years ended December 31, 2025 and 2024, interest on these loans was $598 and $1,812, respectively, of which $598 and $1,812 was capitalized to real estate inventory, respectively.

As of December 31, 2025 and 2024, there was $-0- and $192, respectively, of unamortized deferred financing costs.

LMWS, LLC

Notes to Financial Statements

8.Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses is comprised of the following at December 31, 2025 and 2024, respectively:

(in thousands)	2025	2024
Trade and accrued trade payable	$6,114	$9,027
Retention payable	1,579	2,517
Accrued reserve to complete	3,119	3,323
Accrued warranties	3,904	2,764
Other accrued expenses	677	684
Total accounts payable and accrued expenses	$15,393	$18,315

9.Related Parties (in thousands)

One of the Company’s members provides services for the day-to-day operations of the Company, which are reimbursed to the member. During the years ended December 31, 2025, 2024 and 2023, the Company incurred selling, general and administrative expenses of $16,742, $20,913 and $12,905, respectively, related to costs from transactions with the member. There were $106 and $10 of payables due related to service arrangements with the member as of December 31, 2025 and 2024.

In addition, land development and planning costs incurred were reimbursed from a member which totaled $1,587 and $3,800 during the years ended December 31, 2025 and 2024, respectively. The entire amount received were used to offset real estate inventory costs during those respective years.  There were $108 and $485 due from this member for this arrangement as of December 31, 2025 and 2024, respectively.

In December 2025, the Company purchased an additional 34 acres of land from a member with a contractual value of $1,158, which will be paid to the member as each home on the land is sold. The Company purchased land, mitigation bank credits and impact fees and leased property from a member which totaled $3,835, $2,735 and $935 during the years ended December 31, 2025, 2024 and 2023, respectively.  These amounts were included within real estate inventory costs during the respective years. Payables related to these items were $1,158 and $48 as of December 31, 2025 and 2024, respectively.

10.Commitments and Contingencies

Surety bonds are issued primarily to governmental authorities to guarantee fulfillment of Company obligations with respect to the installation of road, water, sewer and drainage improvements on land as well as to secure the use of buyer deposits. These bonds do not have stated expiration dates; rather, the Company is released from the bonds as the contractual performance is completed. At December 31, 2025 and 2024, the Company had outstanding surety bonds totaling (in thousands) $70,878 and $74,081, respectively. Management does not expect that any material losses or obligations will result from the issuance of the surety bonds because they expect to meet their obligations under their agreements with such parties in the ordinary course of business.

The Company accrues for expected warranty costs at the time each home is closed and title and possession are transferred to the buyer. Warranty costs are accrued based upon historical data and trends with respect to similar product types and geographical areas. Management continuously evaluates the accrual to determine whether the amount remains contingent. Adjustments to the accrual related to homes delivered in prior years are recorded in the period in which a change in estimate occurs, as a component of cost of sales in the statements of income.

LMWS, LLC

Notes to Financial Statements

10.Commitments and Contingencies (Cont’d.)

The following table is a reconciliation of the changes in the Company’s aggregate warranty liability (in thousands):

3
Balance, December 31, 2023	$1,738
Accruals for warranties issued during the year	4,821
Warranty costs incurred during the year	(3,795)
Balance, December 31, 2024	2,764
Accruals for warranties issued during the year	3,937
Warranty costs incurred during the year	(2,797)
Balance, December 31, 2025	$3,904